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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Party City Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

702145103

(CUSIP Number)

Joseph I. Worsham, II
General Counsel
WS Capital Management, L.P.
200 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 702145103			Page 2 of 20

1.	Name of Reporting Person: WS Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,299,055

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,299,055

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,299,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.5%

14.	Type of Reporting Person (See Instructions): HC/CO

CUSIP No. 702145103			Page 3 of 20

1.	Name of Reporting Person: WS Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,299,055

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,299,055

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,299,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.5%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 702145103			Page 4 of 20

1.	Name of Reporting Person: Walker Smith Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 102,988

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 102,988

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 102,988

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 5 of 20

1.	Name of Reporting Person: Walker Smith Capital (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 488,677

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 488,677

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 488,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 6 of 20

1.	Name of Reporting Person: Walker Smith International Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 707,390

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 707,390

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 707,390

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 702145103			Page 7 of 20

1.	Name of Reporting Person: WSV Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 377,109

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 377,109

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 377,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): IA/CO

CUSIP No. 702145103			Page 8 of 20

1.	Name of Reporting Person: WS Ventures Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 377,109

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 377,109

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 377,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): HC/PN

CUSIP No. 702145103			Page 9 of 20

1.	Name of Reporting Person: WS Opportunity Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 106,565

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 106,565

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 106,565

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 10 of 20

1.	Name of Reporting Person: WS Opportunity Fund (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 119,169

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 119,169

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 119,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 702145103			Page 11 of 20

1.	Name of Reporting Person: WS Opportunity Fund International, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 151,375

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 151,375

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 151,375

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 702145103			Page 12 of 20

1.	Name of Reporting Person: Reid S. Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,677,164

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,677,164

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,677,164

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%

14.	Type of Reporting Person (See Instructions): HC/IN

CUSIP No. 702145103			Page 13 of 20

1.	Name of Reporting Person: G. Stacy Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,676,164

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,676,164

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,676,164

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%

14.	Type of Reporting Person (See Instructions): HC/IN

CUSIP No. 702145103			Page 14 of 20

1.	Name of Reporting Person: Patrick P. Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 381,009

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 381,009

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 381,009

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): HC/IN

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Party City Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Commons Way, Rockaway, New Jersey 07866.

Item 2. Identity and Background.

     (a) The persons filing this statement are WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), WSV Management, L.L.C., a Texas limited liability company (“WSV”), WS Ventures Management, L.P., a Texas limited partnership (“WSVM”), WS Opportunity Fund, L.P., a Texas limited partnership (“WSO”), WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership (“WSOQP”), WS Opportunity Fund International, Ltd., a Cayman Islands exempted company (“WSO International”), Reid S. Walker, G. Stacy Smith and Patrick P. Walker (collectively, the “Reporting Persons”).

     (b) The business address of the Reporting Persons is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

     (c) This statement is filed on behalf WS Capital, WSC Management, WSC, WSCQP, WS International, WSV, WSVM, WSO, WSOQP, WSO International, Reid S. Walker, G. Stacy Smith and Patrick P. Walker. WS Capital is the general partner of WSC Management, which is the general partner of WSC and WSCQP and the investment manager and agent and attorney-in-fact for WS International. WSV is the general partner of WSVM, which is the general partner of WSO and WSOQP and the investment manager and agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. Each of the Reporting Persons expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this statement shall not be deemed to be an admission that any such Reporting Person is a member of such a group.

           The principal business of WSC, WSCQP, WS International, WSO, WSOQP and WSO International is purchasing, holding and selling securities for investment purposes. The principal business of WSC Management is serving as the general partner of WSC and WSCQP and the investment manager and agent and attorney-in-fact for WS International. The principal business of WSVM is serving as the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. The principal business of WS Capital is serving as the general partner of WSC Management. The principal business of WSV is serving as the general partner of WSVM. The principal business of Reid S. Walker and G. Stacy Smith is serving as a principal of WS Capital and WSV. The principal business of Patrick P. Walker is serving as a principal of WSV.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) WS Capital, WSC Management, WSC, WSCQP, WSV, WSVM, WSO and WSOQP are organized under the laws of the State of Texas. WS International is organized under the laws of the British Virgin

Islands. WSO International is organized under the laws of the Cayman Islands. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     WSC acquired 102,988 shares of Common Stock for an aggregate purchase price of approximately $972,766 using working capital. WSCQP acquired 488,677 shares of Common Stock for an aggregate purchase price of approximately $4,516,955 using working capital. WS International acquired 707,390 shares of Common Stock for an aggregate purchase price of approximately $6,918,544 using working capital. WSO acquired 106,565 shares of Common Stock for an aggregate purchase price of approximately $1,075,525 using working capital. WSOQP acquired 119,169 shares of Common Stock for an aggregate purchase price of approximately $1,174,414 using working capital. WSO International acquired 151,375 shares of Common Stock for an aggregate purchase price of approximately $1,641,638 using working capital. Reid S. Walker acquired 1,000 shares of Common Stock for an aggregate purchase price of approximately $12,086 using personal funds. The Walker Children Irrevocable Education Trust, of which Patrick P. Walker serves as trustee, acquired 1,400 shares of Common Stock for an aggregate purchase price of approximately $9,900 using personal funds. The Walker Irrevocable Trust, of which Patrick P. Walker serves as trustee, acquired 2,500 shares of Common Stock for an aggregate purchase price of approximately $23,905 using personal funds.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons previously reported their ownership of shares of Common Stock on Schedule 13G. The Reporting Persons have filed this Schedule 13D in response to the Issuer’s announcement on March 30, 2005, of the formation of a special committee of the Issuer’s Board of Directors (the “Special Committee”) to “explore strategic alternatives” available to the Issuer. The Reporting Persons believe that the Common Stock is undervalued and represents an attractive investment opportunity. Moreover, with continued execution of the Issuer’s recent initiatives, the Reporting Persons believe that the Issuer is well positioned to achieve significant operational improvements. Accordingly, the Reporting Persons intend to actively and closely analyze the strategic alternatives pursued by the Issuer, and the evaluation process of the Special Committee in connection therewith, to ensure the maximization of outside shareholder value. In that regard, the Reporting Persons intend to exercise all rights available to ensure that maximum shareholder value is attained. Depending upon the foregoing factors or any other factors deemed relevant by the Reporting Persons, the Reporting Persons may acquire additional shares of Common Stock, or dispose of all or part of their shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by the Reporting Persons at any time without prior notice.

     The Reporting Persons may engage in communications from time to time with one or more stockholders, potential suitors, officers or directors of the Issuer regarding strategic alternatives available to or explored by the Issuer, various means of maximizing stockholder value or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Reid S. Walker is the beneficial owner of 1,677,164 shares of Common Stock (which represents approximately 9.7% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 1,299,055 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International, (ii) 377,109 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International and (iii) 1,000 shares held directly.

           G. Stacy Smith is the beneficial owner of 1,676,164 shares of Common Stock (which represents approximately 9.7% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 1,299,055 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and (ii) 377,109 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International.

           Patrick P. Walker is the beneficial owner of 381,009 shares of Common Stock (which represents approximately 2.2% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 377,109 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International, (ii) 2,500 shares held directly and (iii) 1,400 shares held by a trust for which Patrick P. Walker serves as trustee.

           WS Capital and WSC Management are the beneficial owners of 1,299,055 shares of Common Stock (which represents approximately 7.5% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 102,988 shares beneficially owned by WSC, (ii) 488,677 shares beneficially owned by WSCQP and (iii) 707,390 shares beneficially owned by WS International.

           WSV and WSVM are the beneficial owners of 377,109 shares of Common Stock (which represents approximately 2.2% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005), which includes (i) 106,565 shares beneficially owned by WSO, (ii) 119,169 shares beneficially owned by WSOQP and (iii) 151,375 shares beneficially owned by WSO International.

           WSC is the beneficial owner of 102,988 shares of Common Stock (which represents approximately 0.6% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WSCQP is the beneficial owner of 488,677 shares of Common Stock (which represents approximately 2.8% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WS International is the beneficial owner of 707,390 shares of Common Stock (which represents approximately 4.1% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WSO is the beneficial owner of 106,565 shares of Common Stock (which represents approximately 0.6% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WSOQP is the beneficial owner of 119,169 shares of Common Stock (which represents approximately 0.7% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005). WSO International is the beneficial owner of 151,375 shares of Common Stock (which represents approximately 0.9% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 1, 2005).

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
WS Capital	1,299,055	0	1,299,055	0
WSC Management	1,299,055	0	1,299,055	0
WSC	102,988	0	102,988	0
WSCQP	488,677	0	488,677	0
WS International	707,390	0	707,390	0
WSV	377,109	0	377,109	0
WSVM	377,109	0	377,109	0
WSO	106,565	0	106,565	0
WSOQP	119,169	0	119,169	0
WSO International	151,375	0	151,375	0
Reid S. Walker	1,677,164	0	1,677,164	0
G. Stacy Smith	1,676,164	0	1,676,164	0
Patrick P. Walker	381,009	0	381,009	0

     (c) During the past sixty days, the only transactions in the Common Stock effected by the Reporting Persons were the following open market transactions:

			Number of
Name	Date	Price	Shares	Purchase/Sale
WS International	2/4/2005	$12.8659	47,326	Purchase
	2/7/2005	$11.8436	5,600	Purchase
	2/22/2005	$12.4507	4,700	Purchase
	3/9/2005	$12.8147	3,000	Sale
	3/15/2005	$12.9959	10,000	Purchase

WSO	2/4/2005	$12.8659	5,400	Purchase

WSO International	2/4/2005	$12.8659	7,274	Purchase

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated April 1, 2005, entered into by and among WS Capital, L.L.C., WS Capital Management, L.P., Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P., Walker Smith International Fund, Ltd., WSV Management, L.L.C., WS Ventures Management, L.P., WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P., WS Opportunity Fund International, Ltd., Reid S. Walker, G. Stacy Smith and Patrick P. Walker.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2005

WS CAPITAL, L.L.C.
By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WALKER SMITH CAPITAL, L.P.
By:	WS Capital Management, L.P., its general partner
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WALKER SMITH CAPITAL (Q.P.), L.P.
By:	WS Capital Management, L.P., its general partner
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WALKER SMITH INTERNATIONAL FUND, LTD.
By:	WS Capital Management, L.P., its agent and attorney-in-fact
By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.
By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.
By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS OPPORTUNITY FUND, L.P.
By:	WS Ventures Management, L.P., its general partner
By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS OPPORTUNITY FUND (Q.P.), L.P.
By:	WS Ventures Management, L.P., its general partner
By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS OPPORTUNITY FUND INTERNATIONAL, LTD.
By:	WS Ventures Management, L.P., its agent and attorney-in-fact

By:	WSV Management, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER